

November 1, 2011

Via E-mail
Stephen A. Remondi
Chief Executive Officer
Exa Corporation
55 Network Drive
Burlington, MA 01803

      Re: Exa Corporation
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 7, 2011
              File No. 333-176019

Dear Mr. Remondi:

      We have reviewed your amended registration statement and your responses to our comments issued in our letters dated August 30, 2011, and September 8, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise indicated, references to prior comments refer to those contained in our letter dated August 30, 2011.

General

1.   Please further revise your summary and risk factor discussion to disclose more clearly the effective control your largest shareholders will likely continue to have over the company following the offering. In this regard, we note that in response to prior comment 11, you have revised the discussion of risks on page 4 of your summary to state that the ownership stake that insiders will continue to hold following the offering "may limit [other stockholders'] ability to influence corporate matters." This description appears to understate the degree of control your largest stockholders will likely have, given that FMR LLC and the Boston Capital Ventures funds currently beneficially own 42% and 38%, respectively, of the company's outstanding common stock, and the Boston Capital Ventures have a representative on your board. Please revise the referenced disclosure, as well as the related risk factor on page 22, to state unambiguously that your private equity investors and other insiders will likely continue to have effective control of the company following the offering. In addition, tell us what consideration you gave to providing related disclosure on the prospectus cover page.

Prospectus Summary, page 1

2.   We note your response to prior comment 3, and in particular the support provided for the following assertion that appears in the first paragraph of your summary overview and

elsewhere in the filing: "We enable significant cost savings and fundamental improvements in our customers' vehicle development process by allowing their engineers and designers to gain crucial insights about design performance early in the design cycle." Please revise this statement to clarify, as noted in your response, that these claims reflect the company's beliefs based primarily on feedback from, and public statements of, certain of your customers.

3. We re-issue prior comment 7, as the term "lattice Boltzmann method" still appears on page 3 of the summary, as well as on pages 17 and 24 of the prospectus, without a brief explanation of the term or cross reference to a more detailed explanation elsewhere in the document. Please revise.

Risk Factors, page 9

General

4. Please ensure that each of your risk factor headings briefly describes the specific risk posed to the company or investors, as opposed to merely identifying facts or circumstances that give rise to the risk. For example, expand the following heading on page 10 to identify the risk posed: "Our sales cycle is lengthy and complicated."

Use of Proceeds, page 26

5. We note your response to prior comment 14 and the related revisions made to this section of the prospectus. You disclose that you may use a portion of the net proceeds from the offering to repay outstanding term loans in aggregate principal amount of $5 million that were incurred pursuant to a loan and security agreement dated January 28, 2011. Please disclose the interest rate and maturity of the term loan, in addition to the prepayment penalty, which you have already disclosed. Further, as this debt was incurred within the last year, disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Six months ended July 31, 2011 compared to six months ended July 31, 2010, page 47

6. We note your effective tax rates are (2.6%) and 5.8% for the six months ended July 31, 2010 and July 31, 2011, respectively. We further note your disclosure on page 48 that states these effective tax rates are below statutory tax rates "primarily due to U.S. taxable income being offset by net operating loss carryforwards." In consideration of the significant difference between your effective tax rates and the statutory tax rates, please expand your disclosure to explain in greater detail the difference between the rates, and to

identify and quantify any other material reconciling items. See Section III.D of SEC Release No. 33-6835.

Fiscal year ended January 31, 2011 compared to fiscal year ended January 31, 2010, page 48

7.   We note your revised disclosures in response to prior comment 21. Although you have revised your disclosures, it continues to appear that two or more factors have impacted your license revenue. That is, acquiring new customers and existing customers purchasing additional applications. We repeat our prior comment that where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Similar concerns apply to your discussion of license revenue for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended July 31, 2011 compared to the three months ended July 31, 2010.

8.   Your revised disclosure on page 50 in response to prior comment 23 indicates that one of the reasons for the increase in your provision for income taxes in fiscal year 2010 compared to fiscal year 2009 is a result of an increase in foreign income taxes of $102,000 primarily related to your German subsidiary. We further note in your table in Note 2 on page F-14, that your revenue related to Germany decreased from $5.77 million in fiscal year ended January 31, 2009 to $4.22 million in fiscal year ended January 31, 2010. Please tell us why your foreign income taxes related to your German subsidiary increased at the same time that your revenue related to Germany decreased.

9.   We note your revised disclosures in response to prior comment 23. It does not appear that you have included each of the material items in your reconciliation between the statutory tax rate and your effective tax rate. Please expand your income tax disclosures to discuss the significant impact of state income taxes to your fiscal year ended January 31, 2010. In addition, your disclosures should be expanded to discuss the significant decrease in your change in valuation allowance for the fiscal year ended January 31, 2010, the research and development credits impact for the same fiscal year end, and the impact of nondeductible expenses for the fiscal year ended January 31, 2011. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Similar disclosures should be made in your income tax discussion on page 50.

Principal and Selling Stockholders, page 95

10.   We note the revisions made in response to prior comment 33 to footnotes 3 and 4 to the principal and selling stockholder table. The added disclosures, however, include disclaimers of beneficial ownership except to the extent of the beneficial owners' pecuniary interest. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Accordingly, please revise to delete the disclaimers. Alternatively, provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that the amount of beneficial ownership may be determined only in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

Experts, page 108

11.   We reviewed your response to prior comment 2 from our letter dated September 8, 2011, regarding the affiliate status of FMR, and we are unable to agree with your conclusion in these specific facts and circumstances.   As a result, please provide a description of:

- All relationships that your auditor, including associated entities of the auditor, has with FMR and its affiliates;
- An analysis of how those relationships are consistent with the independence requirements in Rule 2-01 of Regulation S-X; and
- To the extent any of those relationships would be inconsistent with those requirements, your analysis of whether a reasonable investor with knowledge of all relevant facts and circumstances would conclude that your auditor is capable of exercising objective and impartial judgment on all issues encompassed within its audit engagement.

We may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

12.   We have reviewed your response to prior comment 39. The pro forma earnings per share should be presented on the face of the statements of operations since it results in a material reduction of basic earnings per share. Further, your footnote disclosure should demonstrate how the pro forma earnings per share were calculated.

Revenue Recognition, page F-8

13.   We have reviewed your revised disclosures in response to prior comment 40. Please address the following items:

- Your disclosure on page 37 indicates that you separately license front-end and back-end application software for a fixed annual fee, based on the number of concurrent users. Please clarify if this application software is your term license disclosed in your policy. Consider identifying which software is sold under a usage base model from those sold on a term license base model. In addition, please explain how you account for the hosting element when you provide your software on a software-as-a-service "via [y]our hosted PowerFLOW OnDemand offering."

- Clarify your disclosure that, "since it does not have objective and reliable evidence of the fair value of the individual elements contained in a bundled sale of term and usage-based software licenses, the arrangement is valued in the aggregate…" In this regard, you disclose that revenue is recognized based, in part, on ASC 605, Revenue Recognition; however, we note no disclosure of its application. Tell us if your multiple element arrangements include non-software elements in addition to software elements. If so, revise your policy to clarify how you apply ASC 605-25-30-1 through 30-9 to those arrangements.

- We note your disclosure that you may sell term and usage-based software licenses separately. Please provide clarifying disclosure to explain whether a customer would always purchase these software licenses together. That is, revise to disclose your policy for term licenses or usage-based software licenses that are sold separately.

- Your disclosure on page F-8 indicates that customers purchase usage-based licenses for simulation capacity. In addition, we note your disclosure on page 37 that customers will purchase a block of 'simulation-hours" that may be used at any time, but expire at the end of the contract period. Please provide us with a detailed analysis that explains how you determined that recognizing revenue under these licenses ratably over the term of the license agreement best reflects the delivery of the license usage. In your response, explain why you do not recognize revenue as the simulation hours are used since your revenue primarily consist of subscription fees under annual, usage-based licenses. In this regard, we note your disclosures on page F-8 indicate that a customer has a limited amount of usage and that you monitor capacity usage.

Note 13. Subsequent Events, page F-30

14.   Tell us and disclose how you will account for the "added" feature that adjusts for the number of additional shares for which the warrants will become exercisable depending on advances made under the lender and security agreements. In addition, describe how you are accounting for these warrants. We refer you to FASB ASC 480-10-25-8 to 25-13.

         You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

                                          Sincerely,

                                          /s/ Barbara C. Jacobs

                                          Barbara C. Jacobs
                                          Assistant Director

cc: Via E-mail
         Edmond Furlong, Chief Financial Officer
         Robert W. Sweet, Jr., Foley Hoag LLP